Mail Stop 4720

March 4, 2010

Mr. Edward O. Lanphier II
President and Chief Executive Officer
Sangamo Biosciences, Inc.
501 Canal Blvd, Suite A100
Richmond, California 94804

Re: Sangamo Biosciences, Inc.
**   Form 10-K for the Fiscal Year Ended December 31, 2008**
**   Filed on March 3, 2009**
**   File No. 000-30171**

Dear Mr. Lanphier:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Jeffrey P. Riedler
                                    Assistant Director

cc: Scott D. Karchmer
        Morgan, Lewis & Bockius LLP
        One Market, Spear Street Tower
        San Francisco, CA 94105-1596
        Fax: 415-442-1001